UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
July 18, 2014

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Mad Catz Interactive, Inc.

File No. 001-14944 -- CF# 30779

_____

     Mad Catz Interactive, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 8-K filed on March 4, 2014.

     Based on representations by Mad Catz Interactive, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.1	through April 30, 2016
Exhibit 10.2	through April 30, 2016
Exhibit 10.3	through April 30, 2016

     For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Kevin M. O'Neill
Deputy Secretary